

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 8, 2009

Mr. Mark Bruk
Chief Executive Officer and Director
Kunekt Corporation
112 North Curry Street
Carson City, NV 89703-4934

      Re: Kunekt Corporation
           Form 10-K for the Fiscal Year Ended October 31, 2008
           Filed January 26, 2009
           File No. 000-53561

Dear Mr. Bruk:

     We have completed our review of your filing and have no further comments at this time.

                  Sincerely,

                  /s Jessica Plowgian for
                  Larry Spirgel
                  Assistant Director